August 27, 2012

To

United States Securities and Exchange Commission

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, on behalf of Line Up Advertisement, Inc. (the "Company"), we hereby request that the Securities and Exchange Commission (the "Commission") accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 9 A.M. (EDT) August 29, 2012, or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

·

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

·

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

·	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 The Company acknowledges that it is aware of its obligations under the Securities Act of 1933.

Please contact Befumo & Schaeffer PLLC, counsel to the Company, at 202-973-0186 with any questions about this acceleration request.  Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

s/ Vagner Gomes Tome

Vagner Gomes Tome

Line Up Advertisement, Inc.